UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN LIMITED

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on July 7, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on July 7, 2020.

COSAN S.A.

Corporate Taxpayer ID (CNPJ) 50.746.577/0001-15

Company Registry (NIRE) 35.300.177.045

Publicly Held Corporation

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”) and Cosan Limited (NYSE: CZZ) (“CZZ”, and collectively with Cosan and Cosan Log, the “Companies”), the controlling shareholder of Cosan and Cosan Log, in continuity with the Material Fact disclosed on July 3, 2020, clarifies that, in view of the inquiries received, in addition to the Proposed Transaction, the potential realization of public offerings includes all of its operational subsidiaries and co-controlled companies. Any of them may be capitalized, according to the specific needs of the business and they can occur simultaneously to the Companies’ restructuring process.

The feasibility and timing of potential funding in the market are different for each business. As already mentioned, the offers depend on various conditions not controlled by the companies and the intention is to have the controlled and co-controlled companies prepared if these conditions are met.

The Companies will keep shareholders and the market in general updated specifically regarding possible operations in each operating company, as well as the progress of the Proposed Transaction.

São Paulo, July 7, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer